UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Burcon NutraScience Corporation
(Name of Issuer)

Common Share without par value
(Title of Class of Securities)

120831 10 2
(CUSIP Number)

Ms. Chau Mei Wah, Rosanna
30th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
+852 2831 8118
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:
Kenneth K. Kwok, Esq.
Dorsey & Whitney
Suite 3008, One Pacific Place
88 Queensway
Hong Kong

October 27, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

Cusip Number 120831 10 2	Page 2 of 10

CUSIP No. 120831 10 2

(1)	Names of Reporting Person: Large Scale Investments Limited I.R.S. Identification Nos. of above person (entities only): NOT APPLICABLE

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: British Virgin Islands

Number of shares beneficially owned by each Reporting Person with:
(5) Sole Voting Power: 0

(6) Shared Voting Power: 4,507,109 common shares

(7) Sole Dispositive Power: 0

(8) Shared Dispositive Power: 4,507,109 common shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,507,109 common shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:☐

(11)	Percent of Class Represented by Amount in Row (9): 15.0%

(12)	Type of Reporting Person: CO

Cusip Number 120831 10 2	Page 3 of 10

CUSIP No. 120831 10 2

(1)	Names of Reporting Person: Great Intelligence Limited I.R.S. Identification Nos. of above person (entities only): NOT APPLICABLE

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: British Virgin Islands

Number of shares beneficially owned by each Reporting Person with:
(5) Sole Voting Power: 0

(6) Shared Voting Power: 1,796,666 common shares

(7) Sole Dispositive Power: 0

(8) Shared Dispositive Power: 1,796,666 common shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,796,666 common shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:☐

(11)	Percent of Class Represented by Amount in Row (9): 6.0%

(12)	Type of Reporting Person: CO

Cusip Number 120831 10 2	Page 4 of 10

CUSIP No. 120831 10 2

(1)	Names of Reporting Person: ITC Corporation Limited I.R.S. Identification Nos. of above person (entities only): NOT APPLICABLE

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship or Place of Organization: Bermuda

Number of shares beneficially owned by each Reporting Person with:
(5) Sole Voting Power: 0

(6) Shared Voting Power: 6,303,775 common shares

(7) Sole Dispositive Power: 0

(8) Shared Dispositive Power: 6,303,775 common shares

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,303,775 common shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:☐

(11)	Percent of Class Represented by Amount in Row (9): 21.0%

(12)	Type of Reporting Person: CO

Cusip Number 120831 10 2	Page 5 of 10

Item 1(a).	Name of Issuer: Burcon NutraScience Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

This statement relates to the common shares without par value of Burcon NutraScience Corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1946 West Broadway, Vancouver, British Columbia, Canada V6J 1Z2.

Item 2(a).
Name of Persons Filing:

This statement is filed by:

(i)   Large Scale Investments Limited (“Large Scale”), a British Virgin Islands company;
(ii)  Great Intelligence Limited (“Great Intelligence”), a British Virgin Islands company; and
(iii) ITC Corporation Limited (“ITC”) a Bermuda company.

Large Scale, Great Intelligence and ITC are referred to herein collectively as the “Reporting Persons”, and individually as a “Reporting Person”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is:

(i)   Large Scale – Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands;
(ii)  Great Intelligence – Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands;
(iii) ITC – 30th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

Item 2(c).	Citizenship:

The citizenship of each of the Reporting Persons is set forth above.

Item 2(d).	Title of Class of Securities: Common Share without par value

Item 2(e).	CUSIP Number: 120831 10 2

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership
Reference is hereby made to Items 5 – 9 and 11 of pages 2 – 4 of this Schedule, which Items are incorporated by reference herein.

Cusip Number 120831 10 2	Page 6 of 10

Large Scale holds 4,507,109 common shares of the Issuer, representing approximately 15.0% of the issued and outstanding common shares of the Issuer.  Great Intelligence holds 1,796,666 common shares of the Issuer, representing approximately 6.0% of the issued and outstanding common shares of the Issuer.  The securities reported on this Schedule as beneficially owned by ITC are held by Large Scale and Great Intelligence.  ITC, which owns all of the voting interest in Large Scale and Great Intelligence, may be deemed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own and to share voting and dispositive power in respect of the 4,507,109 common shares of the Issuer held by Large Scale and the 1,796,666 common shares of the Issuer held by Great Intelligence.

The filing of this statement should not be construed as an admission that ITC is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares covered by this statement.

The calculation of percentage beneficial ownership in Item 11 on pages 2 – 4 was derived from the Issuer’s Form 6-K/A filed with the Securities and Exchange Commission on November 25, 2011, in which the Issuer stated that the number of its common shares, without par value, outstanding as of November 10, 2011 was 29,991,074 common shares.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

Cusip Number 120831 10 2	Page 7 of 10

Exhibit 1	List of subsidiaries as required by Item 7 on page 6 of this Schedule
Exhibit 2	Joint Filing Statement among Large Scale, Great Intelligence and ITC

Cusip Number 120831 10 2	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

LARGE SCALE INVESTMENTS LIMITED Date: January 10, 2012

Signature:
Name:	Chau Mei Wah, Rosanna
Title:	Director

GREAT INTELLIGENCE LIMITED Date: January 10, 2012

Signature:
Name:	Chau Mei Wah, Rosanna
Title:	Director

ITC CORPORATION LIMITED Date: January 10, 2012

Signature:
Name:	Chau Mei Wah, Rosanna
Title:	Deputy Chairman and Managing Director

Cusip Number 120831 10 2	Page 9 of 10

Exhibit 1

Large Scale Investments Limited and Great Intelligence Limited are subsidiaries of ITC Corporation Limited

Cusip Number 120831 10 2	Page 10 of 10

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common shares without par value of Burcon NutraScience Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

LARGE SCALE INVESTMENTS LIMITED Date: January 10, 2012 Signature: ____________________________ Name: Chau Mei Wah, Rosanna Title: Director

GREAT INTELLIGENCE LIMITED Date: January 10, 2012 Signature: ____________________________ Name: Chau Mei Wah, Rosanna Title: Director
ITC CORPORATION LIMITED Date: January 10, 2012 Signature: ____________________________ Name: Chau Mei Wah, Rosanna Title: Deputy Chairman and Managing Director